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                          [HOULIHAN LOKEY LETTERHEAD]


April 2, 1999

The Board of Directors of
 Sundance Homes, Inc.
70 East Lake Street
Suite 1600
Chicago, IL 60601

Dear Committee Members:

   We understand that Sundance Homes, Inc. ("Sundance" or the "Company") has entered into a Sale and Purchase Agreement dated April 2, 1999 with Centex Homes ("Centex") in which Sundance will sell substantially all the assets of its suburban home building operations to Centex. Under the terms of the agreement, Centex will pay approximately $60.0 million in cash at closing for selected developed and undeveloped lots, work in process, and other assets of Sundance's subsidiaries Rembrandt Homes, Inc., Sundance Suburban Properties, Inc. and other entities of Sundance's suburban home building operations (the "Divisions" hereinafter). The precise amount of cash to be received is determined by a complex formula reflecting the fact that during the period between the signing of the Sale and Purchase Agreement and the closing of the transaction, Sundance will be continuing to operate in the normal course of business, which means it will be closing sales of finished homes to purchasers and continuing construction of homes-in-progress, called "work-in-process". To the extent that the number of finished homes which are sold prior to the closing date of the transaction varies from the number originally estimated, the actual purchase price will vary from the estimated purchase price. If a greater number of finished homes are sold, the actual purchase price will be less than the estimated purchase price, but, of course Sundance will retain the proceeds from the sale of these finished homes. Conversely, if fewer finished homes are sold than originally estimated, the actual purchase price will be more than the estimated purchase price. Additionally, if the amount of construction work completed on the homes-in-progress on the closing date of the transaction is more or less than the amount originally estimated, the actual purchase price will be more or less, respectively, than the estimated purchase price, but in any event, Sundance will be reimbursed for the cost of all such construction work invoiced prior to the closing date. Thus, these potential variances in the actual cash received at closing as compared to the estimated purchase price will not materially affect the financial benefits of the proposed transaction. Such transaction and all related transactions identified to us are referred to collectively herein as the "Transaction."

   You have requested our opinion (the "Opinion") as to the maters set forth below. The Opinion does not address the Company's underlying business decision to effect the Transaction. We have not been requested, and did not solicit third party indications of interest in acquiring all or any part of the Company. Furthermore, at your request, we have not negotiated the Transaction or advised you with respect to alternatives to it.

   In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

  1. reviewed the Company's annual reports to shareholders for the fiscal years ended 1993, 1997, and 1998; annual reports on Form 10-K for the fiscal years ended 1996 through 1998; quarterly reports on Form 10-Q for the quarter ended December 31, 1997 and 1998; Company-prepared financial statements for the year ended September 30, 1998 and for the quarters ended December 31, 1997 and 1998 for the Divisions, which the Company's management has identified as being the most current financial statements available.

  2. reviewed copies of the following agreements: the Sale and Purchase Agreement by and among Sundance Homes, Inc. and its subsidiaries and Centex Homes dated April 2, 1999 ("Sale and Purchase Agreement");

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  3. reviewed a draft of the preliminary proxy statement to be filed April 5,
     1999 (Draft dated April 2, 1999);

  4. met with members of the senior management of the Company to discuss the operations of Sundance, Rembrandt Homes, Inc., Sundance Suburban Properties, Inc. and other entities of Sundance's suburban home building operations; the current financial condition of Sundance in regard to its lending arrangements; the alternatives available to Sundance to restructure its debt with and without the proposed sale; the anticipated focus of Sundance after the proposed sale; and met with representatives of the Company's counsel to discuss the proposed sale and related matters;

  5. visited the company's offices located at 70 East Lake St., Chicago, IL;

  6. reviewed copies of certain real estate appraisals provided by Sundance;

  7. reviewed the certificate of the Company's chief financial officer addressed to Houlihan Lokey dated March 19, 1999 and schedules attached to the certificate;

  8. reviewed the historical market prices and trading volume for the Company's publicly traded securities;

  9. reviewed certain other publicly available financial data for certain companies that we deem comparable to the Company, and publicly available prices and premiums paid in other transactions that we considered similar to the Transaction;

  10. reviewed drafts of certain documents to be delivered at the closing of the Transaction; and

  11. conducted such other studies, analyses and inquiries as we have deemed appropriate.

   As you are aware, certain schedules to the Sale and Purchase Agreement have not been finalized; the only documentation with respect thereto that we have received is referred to above in Items 2 and 7. Accordingly, this Opinion is subject to the assumption that the final schedules will conform in all material respects to the provisions and representations contained in Items 2 and 7 above. At the request of the Board, Houlihan Lokey is prepared to review the final schedules to the Sale and Purchase Agreement to determine whether they conform in all material respects with the Company's representations made as of the date of this Opinion. Said determination will be provided to the Board under separate letter. Houlihan Lokey's review of the final schedules will not constitute an updated analysis or bring-down opinion to a date subsequent to the date of this Opinion.

   This Opinion is furnished solely for your benefit and may not be relied upon by any other person without our express, prior written consent. This Opinion is delivered to each recipient subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion and our engagement letter, and subject to the understanding that the obligations of Houlihan Lokey in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of Houlihan Lokey shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

   We have relied upon and assumed, without independent verification, that the financial information provided to us has been reasonably prepared and reflects the best currently available estimates of the financial results and condition of the Company, and that there has been no material change in the assets, financial condition, business or prospects of the Company since the date of the most recent financial statements made available to us.

   We have not independently verified the accuracy and completeness of the information supplied to us with respect to the Company and do not assume any responsibility with respect to it. We have not made any physical inspection or independent appraisal of any of the properties or assets of the Company. Our opinion is necessarily based on business, economic, market and other conditions as they exist and can be evaluated by us at the date of this letter.

   Based upon the foregoing, and in reliance thereon, it is our opinion that the consideration to be received by the Company in connection with the Transaction is fair to the Company from a financial point of view.

HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC.

/s/ Houlihan Lokey Howard & Zukin Financial Advisors, Inc.

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